June 21, 2006

John X. Adiletta
Somerset International Group, Inc.
90 Washington Valley Road
Bedminster, New Jersey 07921

> **Re:** **Somerset International Group, Inc.**
> **Amendment No. 4 to Registration Statement on Form SB-2**
> **File No. 333-128262**
> **Filed on May 26, 2006**

Dear Mr. Adiletta:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

About our company, page 1

1.   Please reconcile your statement on page 2 that Mr. Adiletta intends to maintain his ownership interest with the disclosure in the selling stockholders' table that he is offering most of his holdings.

Risk Factors, page 3

2.   Please add separate risk factors discussing your failure to file proxy materials as described in your response to our prior comment 14 regarding your amendment to your certificate of incorporation and as described in your response to our prior comment 16 regarding your transactions described in the corporate development section on page 22.

3.   Please add a risk factor discussing the stock pledge of your Secure Systems holdings and what happens upon occurrence of an event of default under such pledge.

Selling Shareholders, page 8

4.   We note your new disclosure on page 8. The total shares in the listed selling shareholder table does not appear to match the number of shares in the fee table. Please reconcile.

5.   We note the addition to the number of shares offered by Mr. Adiletta. Generally, when officers, directors and major shareholders are offering large amounts of shares acquired in this manner, we view the resale transactions by related parties as on offering "by or on behalf of the issuer" for purposes of Rule 415(a)(4) of Regulation C. Under this rule, equity securities offered by or on behalf of the registrant cannot be sold "at the market" price unless the offering satisfies the requirements set forth in the rule. Your offering does not appear to meet the requirements. Please revise your registration statement to price the shares offered by Mr. Adiletta and disclose that he will conduct his offering at the fixed price for the duration of the offering. The prospectus should make clear that he is an underwriter of the offering.

6.   We reissue prior comment 9 in part. Please clarify the duration of services for which the compensation accrued. We note your disclosure in Footnote 15, for example.

7.   Please revise footnote 1 consistent with your response to prior comment 10. Footnote 1 indicates that you used the same denominator for each selling shareholder. However, your response to prior comment 10 indicates that you used different denominators for each shareholder.

8.   We note your response to our prior comment 11. Please identify with specificity where you have provided the requested disclosure, include page number and where on the page the information is located.

9.   We note that the Woodland Group is listed twice in the table of selling shareholders. Please include each selling shareholder only once and include all the shares they are seeking to sell in that line item. Then, you may provide footnote disclosure to clarify what is included in the selling shareholders' ownership.

Common Stock, page 18

10.   We note your response to previous comment 14.

- Please note that amendments to your certificate of incorporation should be filed under Regulation S-B Item 601(b)(3) not 601(b)(10).

- Please tell us where the amendment addresses the par value of your Class A stock of $.0035 per share.

- Please update us regarding the status of the proxy material you mention in your response to this comment and prior comment 16.

Acquisition of Secure Systems, page 24

11.   Please expand the disclosure provided in response to prior comment 15 to disclose the percentage of Secure's outstanding stock represented by the pledged shares. Also please specifically identify the "indebtedness" the pledge is securing, including whether it covers dividends under the Series A Redeemable Convertible Preferred Stock.

Customers and Market – Page 26

12.   We note you state you have filed the entire contract with the State of New York as an exhibit to this filing, but you do not appear to have done so. Please file the entire agreement with the State of New York.

13.   We note your response to prior comment 18; however, required information must be disclosed, even if confidential. Please expand your response to analyze why the names of your customers need not be included in your prospectus for investors to understand the scope and risks associated with your disclosed operations.

Recent Developments

14.   We note your response to prior comment 18 that you have deleted disclosure. For investors to understand the intended development of your business during the last three years, please disclose the plans and the reason they were abandoned.

Certain Relationships and Related Transactions, page 30

15.   Please update your disclosure to a more recent date and then reconcile the information to the information provided in your most recent financial statements. For example, we note that the outstanding amount of the stockholder note payable is disclosed in this section as of June 30, 2005 and different amounts are listed in the March 31, 2006 financial statements. The current amount outstanding should be disclosed in this section, even if it is different from your financial statements.

Executive Compensation, page 32

16.   Your disclosure regarding your executive's compensation is unclear. Please revise to calculate the payment for the year, and how it was paid out.

Recent Sales, page II-2

17.   We note your response to comment 30; however, you must disclose all unregistered sales of securities, including debt instruments and convertible instruments, regardless of the issuance of the underlying common shares.

18.   Your response to prior comment 31 does not explain how your distribution to 78 individuals could be exempt from registration under the Securities Act. Please expand your analysis, and cite all authority on which you rely.

19.   Please disclose the date of each sale, not merely the date that you approved the transaction.

Exhibit 5

20.   We note your response to prior comment 34. However, it is unclear why the stock underlying the notes and warrants has not yet been authorized. It is also unclear why the stock to be paid as dividends will not be legally issued, fully paid and non-assessable until "conversion of the notes, exercise of the warrants and conversion of the preferred shares."

Exhibit 10.9

21.   We note your response to our prior comment 35. It does not appear you have filed a complete Exhibit 10.9 including the date and the parties with your most recent amendment. Please file the complete exhibit.

* * * * *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Praveen Kartholy at (202) 551-3639 or Kevin Vaughn, Accounting Reviewer, at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Gregg E. Jaclin, Esq.